February 2, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.—Mailstop 4720
Washington, D.C.   20549

Attention:              Jim B. Rosenberg, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant
Mary Mast, Senior Accountant

Re:          Heska Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-22427

Ladies and Gentlemen:

Heska Corporation (“Heska” or the “Company”) hereby responds to the additional comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated January 6, 2010, in connection with the above-referenced report on Form 10-K (the “Report”).

For ease of reference by the Staff in reviewing Heska’s responses to each of the comments, each comment is referred to separately by the number set forth in the letter from the Staff dated January 6, 2010, and is also repeated prior to the applicable response.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

Revenue Recognition, page 29

COMMENT 1:

Refer to your response to comments 1 and 2 and your disclosure in Critical Accounting Policies and Estimates on page 29 in Revenue Recognition.  You state that you accrue for the estimated “cost of replacing the expired product expected to be returned in the future”.  Provide us with the journal entries you enter to record sales, cost of goods sold, allowance for returns, inventory, and accounts receivable for the following scenarios:

•	To record the sale of the product and estimate the return at the date of the sale
•	To re-estimate the allowance for returns at the end of each period
•	To record the actual return of goods and exchange with unexpired product

RESPONSE 1:

The Company reviews its Sales Returns and Allowances Reserve periodically and adjusts the balance as needed with a minimum adjustment annually at year end.  The adjustments are based on rolling four quarter averages which utilize historical data for both expired product and instrument returns.  The Company maintains a reserve both for 1) products which have an expiration date and which the Company has a policy to exchange replacement product for expired product returned by end user customers and 2) product returns for instruments, which generally have no expiration date.  The following journal entries reflect the entries made for the above-noted transactions.

•
Revenue and cost of goods sold from the sale of instruments was reduced by the corresponding reserves when we initially set up the reserves for instrument returns.  No entry related to the reserve is made at the time of sale of new instrument.  This reserve is addressed by a period end re-estimate described below.  Cost of goods sold was increased by the corresponding reserve when we initially set up the reserve for expired product replacement.  No entry related to the reserve is made at the time of sale of relevant products.  This reserve is addressed by a period end re-estimate described below.  As noted above, the Company adjusts its reserve based on a rolling four quarter average.  Products subject to replacement due to expiry are reviewed based on the percentage of replacement expected based on historical rates multiplied by the total sales for those periods for which a shelf life may still be viable (e.g. 12 months or 18 months).  Our historical experience for instrument returns (the rolling four quarter average) is multiplied by the most current quarter’s sales as we have determined that returns generally occur within the first 45 days after placement at the customer’s facility.  Once a reserve is established, no adjustment is made for intra-period sales activity.

•	When the allowance for expired product is reviewed at the end of a period, assuming an increase in the allowance is required, the following journal entry is made:

Dr           Cost of goods sold by product
Cr                      Sales returns and allowances reserve

When the allowance for returned instruments is reviewed at the end of a  period, assuming an increase in the allowance is required, the following journal entry is made:

Dr           Revenue by product
Cr                      Sales returns and allowances reserve

Dr           Other current assets (for the product to be returned, but not yet received)
Cr                      Cost of goods sold by product

When the allowance is larger than the rolling historical averages, the entries are opposite of those presented above.

The entries above are the main governor to ensure our reserves and financial reporting are appropriate in this area.

•	When an expired product is returned for replacement, the following intra-period entries are made by the Company:

Dr           Cost of goods sold by product
Cr                      Inventory

•	When an instrument is returned by a customer, the following intra-period entries are made by the Company:

Dr           Revenue by product
Cr                      Accounts receivable

Dr           Inventory
Cr                      Cost of goods sold by product

It is important to note that this reserve is reviewed at period end and adjusted when appropriate but at a minimum, on an annual basis.  Therefore, the intra-period accounting is followed to assure the reserve is maintained at levels necessary as determined by the historical trends discussed previously.

The Company would also like to note it does not believe its reserve for sales returns and allowances is material to its Statement of Operations or its Statement of Financial Position.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 66

COMMENT 2:

We have read your response to comment 3.  Item 307 of Regulation S-K specifically states that you should disclose the conclusions of the registrant’s principal executive and principal financial officers regarding the “effectiveness” of the registrant’s disclosure controls and procedures as of the end of the period covered by the report.  The term adequate implies something other than effective.  Please confirm to us that in future filings you will comply with Item 307 by disclosing whether your disclosure controls and procedures are effective or not effective.

RESPONSE 2:

As we noted in our October 16, 2009 letter, our choice of the word “adequate” dates to August 2002, when the Securities and Exchange Commission (the “SEC”) issued “SEC Final Rule: Certification of Disclosure in Companies’ Quarterly and Annual Reports, Effective Date August 29, 2002”, which included the following sentence: “The new rules will ensure that an issuer also has a responsibility to maintain adequate disclosure controls and procedures, so that its principal executive and financial officers can supervise and review these periodic evaluations and report the results to security holders through the issuer’s Exchange Act reports.” [emphasis added]  Our recollection is that there was agreement on our October 16, 2009 call that “adequate” was an appropriate disclosure of management’s required evaluation for disclosure controls immediately following the August 29, 2002 SEC release referred to above, but that the Staff believed a subsequent SEC release had superseded this release and required the use of the word “effective” for management’s required evaluation for disclosure controls; following our call, the Staff referred us specifically to SEC Release No. 33-8238 (“Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”, issued June 5, 2003) as this subsequent release, which we will refer to as the “June 2003 Release”.

We have reviewed the June 2003 Release in detail.  We start by noting that the first sentence of Section E. “Evaluation of Disclosure Controls and Procedures” reads as follows, “The rules in place starting in August 2002 requiring quarterly evaluations of disclosure controls and procedures and disclosure of the conclusions regarding effectiveness of disclosure controls and procedures have not been substantively changed since their adoption, including in the rules that we adopt today.” [emphasis added]

We also note the SEC’s actions subsequent to the June 2003 Release referred to in our October 16, 2009 letter, specifically the June 2004 litigation release related to Siebel Systems, Inc. and January 2005 summary related to a settlement with Robert C. Guccione, respectively, as follows: “SEC also charges Siebel with failing to maintain adequate disclosure controls and procedures” (Litigation Release No. 18766, June 29, 2004) and “This proceeding arises out of Guccione’s failure to establish and maintain adequate disclosure controls and procedures at Penthouse International, Inc. (“Penthouse” or the “Company”) required by the certification rule adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.” (Admin. Proc. File No. 3-11800, January 24, 2005) [emphasis added in both cases]  The SEC obviously continued to believe “adequate” was an appropriate standard following the June 2003 Release.

Our October 16, 2009 letter outlined our reasoning in interpreting Item 307.  We started with Item 308(3), which relates to our assessment as to the effectiveness of our internal control.  The first sentence of Item 308(3) ends with the language “…, including a statement as to whether or not internal control over financial reporting is effective.” (the “Effective Requirement Language”).  We acknowledge that the Effective Requirement Language leaves companies two possible conclusions regarding the effectiveness of their internal controls: “effective” or “not effective” - and believe this requires companies to pick a point on a continuum of effectiveness above which all results are “effective” and below which results are “not effective”.  The Effective Requirement Language would be meaningless if the only possible outcome of an internal control assessment without the Effective Requirement Language is “effective” or “not effective” – i.e. why would one need to spell out “a statement as to whether or not internal control over financial reporting is effective” if that is already implicit in the preceding language in the sentence?  This point becomes important in interpreting Item 307, which relates to disclosure controls.  We note that Item 307 mirrors the internal controls assessment of Item 308(3), but without the Effective Language Requirement – that is, there is no statement that we must include a “statement as to whether or not disclosure control over financial reporting is effective.”  Accordingly, we concluded we have greater flexibility in describing our conclusion than a simple “effective” or “not effective” description.  We continue to believe this is a reasonable and proper interpretation of the regulations as written, that, accordingly, the use of the word “adequate” in this context continues to be proper, and that we are in compliance with Item 307 as a result.  We believe in the manner the SEC has defined “effective” in this context (i.e. above a point on a continuum of results), “adequate” does not imply something different than “effective” but instead implies a more descriptive subsegment of “effective”.  Given the specific language from the June 2003 Release we cite above, the SEC’s continued use of the word “adequate” in legal matters following the June 2003 Release and the reasoning in the previous paragraph, we are sure you can see why we are puzzled by the Staff’s statement in its January 6, 2010 letter stating, “The term adequate implies something other than “effective.”  As no supporting reasoning or evidence is cited to support this statement, it is difficult for us to respond beyond the above.  We request supporting reasoning and/or evidence for this statement, or in the alternative, that the statement be withdrawn.

We acknowledge that Section F4 of the June 2003 Release contains a safe harbor-type provision for companies who choose to use “reasonable assurance” language in relation to Item 307 (“In disclosures required under current Item 307 of Regulations S-K and S-B, Item 15 of Form 20-F and General Instruction B(6) to Form 40-F, some companies have indicated that disclosure controls and procedures are designed only to provide “reasonable assurance” that the controls and procedures will meet their objectives. In reviewing those disclosures, the Commission staff generally has not objected to that type of disclosure. The staff has, however, requested companies including that type of disclosure to set forth, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level.”).  At worst, this would require us to use the word “effective” if we chose to include “reasonable assurance” language in our Item 307-related disclosures, but we believe we would be able to continue to use “adequate” if we did not include “reasonable assurance” language.

Although we believe substituting “effective” for “adequate” will lower the clarity of our disclosure, we will agree to do so in order to avoid any further administrative distractions on this matter.  Accordingly, for filings following the SEC’s indication that the SEC has no further comment on the matters discussed in this letter, we will use the following language related to Item 307:

“Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined by Rule 13a-15 of the Exchange Act, as of the end of the period covered by this Quarterly Report on Form 10-Q.  Based on this evaluation, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.”

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 970-493-7272, extension 4105, if you have any questions regarding the responses to the Staff’s comment letter.

Sincerely,
/s/ Jason Napolitano JASON NAPOLITANO Executive Vice President, Chief Financial Officer and Secretary